

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-3900
Fax (914) 921-5099
www.gabelli.com

GAMCO Investors, Inc.

September 12, 2012

Mr. Leroy T. Carlson, Jr.
President and Chief Executive Officer
Telephone and Data Systems, Inc.
30 North LaSalle Street, 40th Floor
Chicago, IL 60602

Dear Ted:

We have been described as value investors.

We strongly urge you now again to take action and benefit your shareholders.

At this time, the Board's and management's recent actions have resulted in the Carlson family retaining a 56.2% high water mark voting interest in TDS.

On a recent telephone call, you invited suggestions from shareholders.

Here is ours. Since you have been unwilling to sell the company, we believe the objectives should be as follows:

A. Allow the underlying values of TDS to be more fully reflected in the public market.

B. Even though TDS/USM is materially underleveraged versus business models of highly equity sensitive companies such as those run by Dr. John Malone, just to pick one, our proposal will not result in the use of the near-term liquidity or leverage capacity for TDS/USM.

C. Allow the intrinsic value of TDS to be more fully reflected in the public market

D. Dilute the "Carlson discount".

We suggest that you structure a combination of the two companies along the following lines:

A. Issue between 1.5 and 1.7 shares of TDS for every share of USM, plus

B. TDS will issue 1.5 to 1.7 "contingent value rights" (CVR) to each shareholder of USM. The CVR will have a life of four years and allow each rights holder to receive the difference between the price of TDS at the volume weighted average price (VWAP) of TDS for the 45 days prior to the expiration of the CVR and a $50 to $55 terminal price. TDS would have the right to purchase the CVR during this four year period in the open market.

Based on our analysis, TDS's "private market value" will exceed the CVR threshold.



Sincerely,

Mario J. Gabelli

Encl.

MJG:bd